                                                                                                        June 2, 2008

VIA EDGAR TRANSMISSION AND U.S. MAIL

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Elizabeth Arden, Inc.
Form 10-K for the fiscal year ended June 30, 2007
File No. 1-6370

Dear Mr. Hartz:

          This letter sets forth the response of Elizabeth Arden, Inc. (the "Company" or "we" or "our") to the additional comments of the staff of the Securities and Exchange Commission (the "Commission") in a letter dated April 29, 2008, which relate to comments first raised in a letter from the Commission to the Company dated February 29, 2008, and comments subsequently raised in a letter from the Commission to the Company dated April 18, 2008. This letter supplements the responses set forth in the Company's two response letters to the Commission dated April 15, 2008 (the "April 15th Letter") and April 24, 2008 (the "April 24th Response Letter", and together with the April 15th Letter, the "Response Letters") and should be read in conjunction with the Response Letters. For ease of reference, the comments in the Commission's letter of April 29, 2008 are printed below and followed by the Company's response.
Form 10-K for the Fiscal Year Ended June 30, 2007 (the "2007 Form 10-K")

Consolidated Financial Statements

Note 19 -- Geographical Information, page 78

1.

We appreciate the information you provided in your response to comment 1 from our letter dated April 18, 2008. The packages provided include operating data for three selling units as well as a corporate unit. We also note 5 units separately presented under International. The operating data provided includes comparisons of actual current period results to both budget and historical period results. The data presented for each selling unit includes gross sales, net sales, gross margin, gross margin as a percentage of net sales, EBITDA and EBITDA as a percentage of net sales. In your April 15, 2008 response to comment four from our letter dated February 29, 2008, you state that you do not believe this information represents discrete financial information because it is not sufficient to make resource allocation decisions or assess the operating performance of a selling unit relative to other units. While this information may not be the sole piece of information used by your CODM to make resource allocation decisions, its prominence infers that the selling unit operating data referenced above is an important component in the total mix of information that your CODM considers in evaluating resource decisions and assessing performance. For example, the narrative analysis on page 4 of your February 2008 package is clearly an assessment of performance, mentioning the reasons for changes in sales and gross margins at the selling unit level, the product type level and the brand level.

Mr. John Hartz
Securities and Exchange Commission
June 2, 2008

Company Response
We note the staff's comment and have taken it into consideration in the analysis that we have provided in Annex A.

2.

In your April 15, 2008 response, you state that the selling unit operating data included in the Board packages is not intended to reflect the operating performance amongst different selling units due to differences in the allocation methodologies used for various significant expense items. EITF Topic D-70 addresses the issue of operating segments having different measures of segment profit/loss used by the CODM and indicates such a situation should not affect the requirement in paragraph 27 of SFAS 131 to disclose the actual measure of segment profit or loss used by the CODM for purposes of evaluating each reportable segment. Paragraph 10 of FAS 131 does not specify that the method of allocation or the quality of such allocation enters into the definition of an operating segment.

Company Response

We note the staff's comment and have taken it into consideration in the analysis that we have provided in Annex A. Based on the analysis set forth in Annex A, we propose to report our financial results on the basis of two reportable segments, North America and International, beginning with our Form 10-K for the fiscal year ending June 30, 2008.

3.

Based on various statements made in your periodic filings and earnings calls with analysts, it appears that profitability data by brand, product or type of product is internally generated and either made available to or reviewed by your CODM as part of his decision making and/or resource allocation process. For example, we note the following:

— You state in the MD&A section of your 2007 Form 10-K on pages 4 and 31 that your business strategy is to "grow your brand portfolio" and "increase net sales, operating margins and earnings." Additionally, on page 32, you indicate that "to the extent one or more of our new product introductions or our efforts to expand operating margins or to grow international sales are not as successful as we had planned, it could result in a reduction of our profitability and cash flow";

— You disclose in the MD&A section of your 2007 Form 10-K on page 36 that "gross margin decreased 40.9% from the year ended June 30, 2007, from 42.3% for the year ended June 30, 2006, due to...higher proportion of our net sales coming from distributed fragrances, which traditionally operate at lower gross margins than our owned and licensed fragrance brands"; and

— in a November 2, 2007 earnings call regarding the quarter ended September 30, 2007, your CODM indicated that you "don't really manage specifically on a blended gross margin...we really focus on gross margin per brand". Tell us how your CODM is made aware of gross margins per brand as part of his focus on resource allocation and assessment of performance.

Mr. John Hartz
Securities and Exchange Commission
June 2, 2008

It appears that the Board packages you provided with your April 24, 2008 response letter do not include the type of data referenced in the statements bullet-pointed above. Please describe for us the nature and content of data or reports which are generated and used by management to enable them to make statements, such as the ones bullet-pointed above, about profitability and gross margin at a non-consolidated level. Please also tell us who generates these reports, the purposes for which they are generated, how often they are generated, and who utilizes these reports.

Company Response

As noted in our April 15th Response Letter, the CODM packages that we provided to the staff with our April 24th Response Letter are the primary monthly financial and operating information that our CODM receives, and the only financial and operating information that is routinely provided to our board of directors. The CODM may, however, request any Company information about profitability and gross margin at a non-consolidated level that exists, but such information is not regularly prepared for or presented to the CODM. The CODM uses the monthly CODM Package to review the financial and operating performance of the Company, and based on that review, he will, from time to time, request additional information or reports on a case-by-case basis to explain variances in results from period to period or against budgeted results. Such additional information is then prepared on a case-by-case basis, generally by finance department personnel, and may be used by the CODM to analyze such information at a non-consolidated level. In addition, such additional information may, from time to time, form the basis for statements made by our CODM on earnings calls or in the Company's press releases and Commission filings. More specifically, we note that our CODM does not regularly receive or review information related to gross margin per brand, and we do not have brand managers. No employees or officers of the Company are compensated on the basis of the performance of any brand.

4.

In general, it appears that in order for your CODM to make thoughtful, accurate decisions regarding your business strategy, such as whether to expand a specific brand, discontinue a particular product, or enter a new market, he would require detailed operating data at a level more disaggregated than the consolidated reporting level. Please help us to better understand how the CODM uses the Board packages submitted to us with your April 24, 2008 response letter to assess performance and make resources allocation decisions at a brand level, in line with your business strategy.

Company Response

Our CODM uses the consolidated information presented in the CODM Package as the primary tool to review and analyze the financial and operating results of the consolidated company, and he uses the selected operating data presented in the CODM Package to also help review and analyze information for various selling units. As noted in response to Comment 3, our CODM may then, on a case-by-case basis, request additional reports or information in connection with specific strategic or operating decisions that he may make in furtherance of the Company's business strategy.

Mr. John Hartz
Securities and Exchange Commission
June 2, 2008

          Based upon the responses previously provided herein and in the Response Letters, and based on the analysis that we are providing in Annex A, we believe that the Company has satisfied the Commission's requests.

          Please direct additional questions or comments to me at (203) 462-5739. My fax number is (203) 462-5798.

                                                                                                        Very truly yours,

                                                                                                        /s/ Stephen J. Smith
                                                                                                        Stephen J. Smith
                                                                                                        Executive Vice President
                                                                                                        and Chief Financial Officer

cc:    Lisa Haynes, Staff Accountant -- via facsimile: (202) 772-9368

Mr. John Hartz
Securities and Exchange Commission
June 2, 2008

ANNEX A

Response of Elizabeth Arden, Inc. to SEC Comment Letter dated April 29, 2008
SFAS 131 Analysis

Overview

           Elizabeth Arden, Inc. is a global prestige beauty products company. We sell fragrances, skin care and color cosmetics in the United States primarily to department stores and mass retailers, as well as in approximately 90 countries around the world in department stores, perfumeries, boutiques and travel retail locations. We own or license approximately 100 prestige brands, and we also distribute over 300 additional prestige fragrance brands manufactured by other beauty companies.

           Our owned and licensed brands are generally marketed globally, except where limitations exist under certain distribution agreements and/or arrangements. Our marketing approach emphasizes a consistent global image for our brands, and our product launches are substantially all global launches using consistent imagery and marketing strategies. In addition, many of the functions within our business are shared and managed globally. Accordingly, we believe that financial and operating information prepared on a consolidated basis provides us with the ability to make decisions on resource and investment allocation particularly as it relates to product launches, marketing strategies and infrastructure investment.

SFAS 131 Analysis

           Paragraph 10 of SFAS 131, "Disclosures About Segments of an Enterprise and Related Information" provides that an operating segment is a component of an enterprise: (a) that engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker (the "CODM") to make decisions about resources to be allocated to the segment and assess its performance and, (c) for which discrete financial information is available.

           We have considered Comments 1 and 2 of the Commission's letter dated April 29, 2008 in light of the provisions of SFAS 131, and EITFs D-70 and 04-10. Based on the Commission's letter of April 29, 2008, it appears that the staff believes that the selected operating data presented in our CODM packages (as illustrated by pages P3 and P4 of the June 2007 CODM package that we previously provided to the Commission) may constitute discrete financial information used by our CODM in assessing operating performance and making resource allocation decisions at the selling unit level. For purposes of our analysis below, we have assumed that the selected operating data in the CODM package does in fact constitute discrete financial information that is regularly reviewed by our CODM for the selling units presented in the CODM Package.

Mr. John Hartz
Securities and Exchange Commission
June 2, 2008

Identification of Operating Segments

           Based on the selected operating data presented in the CODM Package and the assumption set forth above, the Company could be viewed as having six operating segments (1):

    North America Fragrance:   Our North America Fragrance selling unit sells fragrances to department stores, mass retailers and wholesalers in the United States, Canada and Puerto Rico, and to military customers. This selling unit also sells our skin care and color cosmetics in prestige department stores in Canada and Puerto Rico and to military customers and certain U.S. mass retail accounts. Approximately two-thirds of our consolidated revenues are generated in North America. Additionally, over 90% of our consolidated long-lived assets are held within the United States.
    EA Prestige:   Our EA Prestige selling unit sells only our Elizabeth Arden branded products (fragrances, skin care and color cosmetics) in prestige department stores in the United States.
    International:   Our international selling unit sells fragrances, skin care and color cosmetics in countries outside of North America. Our International selling unit may be viewed as comprised of four sub-selling units:
      Europe and International OG ("Europe"):   Our Europe selling unit sells fragrances, skin care and color cosmetics to department stores, mass retailers and wholesalers in Europe. The United Kingdom is the only country outside of the United States which has historically generated net sales in excess of 5% of our consolidated net sales.
      Asia Pacific:   Our Asia Pacific selling unit sells fragrances, skin care and color cosmetics to department stores, mass retailers and wholesalers in Australia, Korea, New Zealand, and South Africa.
      Greater China:   Our Greater China selling unit sells fragrances, skin care and color cosmetics to department stores, mass retailers and wholesalers in China, Hong Kong and Taiwan.
      Travel Retail & Distributors ("DMTR"):   Our DMTR selling unit sells fragrances, skin care and color cosmetics to travel retail outlets around the world and to distributors in countries in which we do not have a sales affiliate.
(1)

We note that page P3 of the June 2007 CODM Package contains a "Corporate" unit and page P4 of the June 2007 CODM Package also notes information for "Geneva Admin, Europe Ops and Other." These units reflect the expenses related to our global corporate headquarters and our international corporate headquarters. As such, neither of these units constitutes an operating segment, consistent with paragraph 11 of SFAS 131.

Mr. John Hartz
Securities and Exchange Commission
June 2, 2008

Determination of Reporting Segments

           Applicable Principles:

    Paragraph 3 of SFAS 131 sets forth the objectives and basic principles of SFAS 131 as follows:

"The objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements:

a.     Better understand the enterprise's performance;
b.     Better assess its prospects for future net cash flows; and
c.     Make more informed judgments about the enterprise as a whole."
    In addition, Paragraphs 4 and 5 of SFAS 131 explain that the "management approach" chosen by the Financial Accounting Standards Board to determine what information to report "is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance," and that the management approach is intended to facilitate consistent descriptions of an enterprise in its financial reports and various other public information. As noted in Paragraph 4 of SFAS 131, the "management approach" is generally "evident from the structure of the enterprise's internal organization."
    Paragraphs 18 and 20 of SFAS 131 establish certain quantitative thresholds regarding the reporting of operating segments. Specifically, any operating segment having revenue, reported segment profits or assets of more than 10% of the combined revenue, segment profits, or assets of the enterprise, as the case may be, must be separately reported (2). In addition, we must continue to identify operating segments as reportable segments until at least 75% of our total consolidated revenue is included in our reportable segments.
(2)	We note that our assets and liabilities are managed centrally and are not reported internally on the basis of selling units. Accordingly, the analysis below focuses on revenues and segment profits.

Mr. John Hartz
Securities and Exchange Commission
June 2, 2008

    Paragraph 17 of SFAS 131 allows the aggregation of two or more operating segments if the segments have similar economic characteristics and if they are similar in each of the following areas:
    The nature of the products and services;
    The nature of the production processes;
    The type or class of customer for their products and services;
    The methods used to distribute their products or provide their services; and
    If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

Paragraph 17 of SFAS 131 states that operating segments with similar economic characteristics would be expected to have similar long-term average gross margins.
    EITF 04-10 provides that aggregated operating segments must have similar economic characteristics in addition to satisfying a majority of the aggregation criteria set forth above. We note, however, that EITF 04-10 also provides that the aggregation must be consistent with the objectives and basic principles of SFAS 131 discussed above.

           Analysis:   Based on the quantitative thresholds and aggregation criteria of SFAS 131, and considering the objectives and basic principles of SFAS 131, we would propose to aggregate the operating segments identified above into two reporting segments, specifically North America and International.

           North America Reporting Segment.   We propose to aggregate our North America Fragrance selling unit with our EA Prestige selling unit to create the North America reporting segment.

           We believe the North America Fragrance selling unit and the EA Prestige selling unit share the aggregation criteria listed in (a) through (e) of Paragraph 17 of SFAS 131. As noted above, both selling units sell similar products (fragrances, skin care and color cosmetic products), and the products sold by these selling units are manufactured by third-party contract manufacturers, so the production processes are similar as well. Both selling units primarily distribute products through sales to retailers, and both selling units have department stores as common customers. These selling units also share a similar regulatory environment that primarily regulates product ingredients and product labeling. EA Prestige accounts for less than 10% of our consolidated revenues and consolidated net profit. Also, because the products sold by the EA Prestige selling unit in the U.S. are sold outside the U.S. by the International selling unit (rather than a separate EA Prestige international selling unit), aggregating the EA Prestige selling unit with our North America Fragrance selling unit results in a reporting segment that is

Mr. John Hartz
Securities and Exchange Commission
June 2, 2008

more comparable to the International reporting segment that we propose, as further discussed below. Additional analysis of the aggregation criteria for these two selling units is found in Appendix 1, which we are providing supplementally to the Commission under a request for confidential treatment under the Freedom of Information Act ("FOIA").

           While the North America Fragrance selling unit and the EA Prestige selling unit have slightly different historic gross margins, we note that on May 28, 2008, we entered into a long-term license agreement with Liz Claiborne, Inc. and certain of its affiliates with respect to the Liz Claiborne fragrance brands, the effectiveness of which is subject to satisfaction of certain conditions. If the license agreement becomes effective in accordance with its terms, we anticipate that it will, over time, result in improved gross margins for the North America selling unit that will more closely approximate the historic gross margins of the EA Prestige selling unit. Accordingly, based in part on our expectations of long-term gross margins for the North America and EA Prestige selling units, and after considering Paragraph 3 of SFAS 131 and the objectives and basic principles of SFAS 131 and the relative immateriality of EA Prestige to our consolidated results, we believe that the aggregation of the North America and EA Prestige selling units into one reportable segment is the conclusion that is most consistent with those objectives and basic principles.

           International Reporting Segment.   We also propose to aggregate the Europe, Asia Pacific, Greater China and DMTR selling units (each an "international geographic region") into an International reportable segment. As reflected on page P4 of the June 2007 CODM Package, these selling units comprise the total International selling unit reported to the CODM. An analysis of the aggregation criteria for the international geographic regions can be found in Appendix 2, which we are providing supplementally to the Commission under a request for confidential treatment under FOIA.

           Each of the international geographic regions satisfy substantially all of the five aggregation criteria specified in paragraphs 17 (a) through (e) of SFAS 131. All of the international geographic regions sell similar products (fragrances, skin care and color cosmetics) to similar types of retailers and to distributors. All of the international geographic regions sell products that are primarily produced by third-party contract manufacturers, and the products sold by all of these geographic regions are subject to a similar regulatory environment in terms of product ingredients and product labeling.

           While the historic gross margins for these international geographic units vary somewhat, both the gross margins for the fiscal year ended June 30, 2007 and the average gross margins for the three years ended June 30, 2007, are within a fairly narrow range. The historic gross margin for the European region, which is the largest region within the International selling unit, is similar to the overall historic gross margin for the International reporting segment that would result from our proposed aggregation. Additionally, the expected future overall margins of these

Mr. John Hartz
Securities and Exchange Commission
June 2, 2008

geographic regions is expected to be similar as they sell similar products to similar customers and those products are subject to the same production processes. The differences in recent gross margins among these geographic regions are primarily due to fluctuations in currency and the relative size and maturity of each selling unit and are not due to differences in how these selling units are managed.

           We believe it is important to note that identifying North America and International as our two reporting segments is consistent with our internal organizational structure, as we currently have Executive Vice Presidents who report directly to our CODM heading each of our North America Fragrance selling unit and our International selling unit. While we also have an Executive Vice President who heads our EA Prestige selling unit, for the reasons discussed above, we believe that it is appropriate to aggregate the EA Prestige selling unit with the North America Fragrance selling unit to create a North America reporting segment.

           Alternative Reporting Segments.   We note that strictly applying the aggregation criteria of Paragraph 17 or the provisions of Paragraphs 18 and 20 of SFAS 131, could result in the creation of reporting segments that are not consistent with our internal management structure, nor would they be consistent with how our investors and financial analysts view our Company.

           For example, a strict application of Paragraphs 17-20 of SFAS 131 could lead us to conclude that each of the North America Fragrance selling unit and the Europe selling unit is both an operating segment and a reportable segment. In addition, because the Asia Pacific, Greater China and DMTR selling units have similar three-year average gross margins, we could then conclude that we have three reportable segments, with the EA Prestige selling unit reported as "other." However, we expect our long-term gross margins for all of our International selling units to be similar, and do not believe that such a financial presentation is consistent with how we manage our company or with how we are viewed by the investing and financial community, and accordingly would not be consistent with the management approach and basic principles of SFAS 131, as described in Paragraph 3 of SFAS 131.

           Alternatively, we could choose not to apply the aggregation principles of Paragraph 17 of SFAS, and instead apply only the quantitative thresholds in Paragraphs 18 and 20 of SFAS 131. As evident in Appendices 1 and 2, the separate selling units which meet the revenue and segment profit criteria are the North America Fragrance selling unit and the Europe selling unit. Accordingly, we could conclude that we have two reportable segments (North America Fragrance and Europe), with the other selling units aggregated into an "other" segment. Again, we do not believe such a financial presentation is consistent with how we manage our company or with how we are viewed by the investing and financial community, and accordingly would not be consistent with the management approach and basic principles of SFAS 131, as described in Paragraph 3 of SFAS 131.

Mr. John Hartz
Securities and Exchange Commission
June 2, 2008

Conclusion

           Based on the analysis above, we would propose to report our financial results on the basis of two reporting segments, North America and International, beginning with our Annual Report on Form 10-K for the fiscal year ending June 30, 2008.